UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 17, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

HomeStreet, Inc.
File No. 333-173980 - CF# 26908

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HomeStreet, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 6, 2011, as amended.

Based on representations by HomeStreet, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.23	through December 31, 2017
Exhibit 10.27	through March 31, 2012
Exhibit 10.29	through June 20, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel